FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to list US ADR equity and all US debt securities on Nasdaq

10 September 2020 07:00 BST

AstraZeneca to list US ADR equity and all US debt securities on Nasdaq

ADR ticker symbol will remain AZN

AstraZeneca today announced that it will be transferring the listing of its American Depositary Receipts (ADRs) and its US-listed debt securities from the New York Stock Exchange (NYSE) to the Nasdaq Global Select Market (Nasdaq) and Nasdaq Bond Exchange respectively. The transfers will be effective after market close on Thursday 24 September 2020.

AstraZeneca ADRs and US-listed debt securities are expected to commence trading on Nasdaq from Friday 25 September 2020. The ADRs will continue to be listed under the ticker symbol "AZN". The Company's primary listing in the UK on the London Stock Exchange and in Sweden on Nasdaq Stockholm are unaffected by the move.

Marc Dunoyer, Executive Director and Chief Financial Officer, said: "The change of stock exchange in the US will reduce overall listing cost for our equity and debt securities. Further, as a global science-led, patient-focused biopharmaceutical company, dedicated to pushing the boundaries of science to deliver life-changing medicines, we are excited to be joining many of the world's largest and most innovative companies on Nasdaq."

Thomas Kudsk Larsen, Head of Investor Relations, said: "The move to Nasdaq for US listing will provide access to stock-market indices for AstraZeneca's ADR, which is of increasing importance due to the expanded use of exchange-traded funds as well as index and passive investment strategies. We continuously focus on improving conditions for shareholders and potential new investors and the move to Nasdaq is a logical next step."

Stock-exchange listings
The principal markets for trading in AstraZeneca shares are currently the London Stock Exchange, Nasdaq Stockholm and the New York Stock Exchange. Ordinary shares of $0.25 each in AstraZeneca PLC are listed on the London Stock Exchange and the shareholder register is maintained by Equiniti Limited. Shares listed on Nasdaq Stockholm are issued under the Euroclear services agreement by Euroclear Sweden AB, the Swedish central securities depositary. US ADRs representing ordinary shares are issued by Deutsche Bank, the depositary bank, and currently listed on NYSE with intended switch to Nasdaq on 25 September 2020.

ADR programme
ADRs are US dollar-denominated securities issued by a depositary bank, representing ownership of the underlying ordinary shares of a non-US company. AstraZeneca's ADR programme was established in 1999 when Astra AB and Zeneca Group PLC merged. The ADR ratio is 2:1, meaning two ADRs represent one ordinary share. AstraZeneca's ADRs trade on NYSE under the symbol "AZN" and will continue to trade under this symbol after the move to Nasdaq.

Deutsche Bank is the depositary bank for the programme and undertakes a number of functions including: issuing and cancelling ADRs; serving as registrar and transfer agent for the ADR and processing dividend payments for the ADR holders. As at 31 August 2020, 492 million ADRs were outstanding (representing 18.8 per cent of the share capital of the Company) with an average of 4 million ADRs traded each day. For more information please visit https://www.astrazeneca.com/investor-relations/astrazeneca-adr-programme.html.

Debt securities
For details on the Company's debt securities, including outstanding US dollar-denominated and US-listed debt securities please visit https://www.astrazeneca.com/investor-relations/debt-investors.html.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 September 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary